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                             July 16, 2021

       Michael A. Schlesinger
       Executive Vice President, General Counsel and Secretary
       Ortho Clinical Diagnostics Holdings plc
       1001 Route 202
       Raritan, New Jersey 08869

                                                        Re: Ortho Clinical
Diagnostics Holdings plc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 9,
2021
                                                            CIK No. 0001828443

       Dear Mr. Schlesinger:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jason M. Licht